UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 8 May, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

A proudly South African Gold Mining Company
Trading Statement
and Operating Update

Stock data
JSE Limited – (SGL)
Number of shares in issue Range – Quarter # ZAR12.48 to ZAR16.30
– At end of March 732,085,031 Average Volume – Quarter # 12,756,231 shares/day
Free Float 100 per cent
NYSE – (SBGL)
ADR Ratio 1:4 Range – Quarter # US$5.27 to US$7.47
Bloomberg/Reuters SGLSJ/SGLJ.J
Average Volume – Quarter # 1,949,626 shares/day
# From listing date i.e. 11 February to 31 March 2013.

Sibanye Gold Trading Statement and Operating Update
2013 March Quarter
• Average received gold price: US$1,645/OZ; Average exchange rate: R8.89/US$ for the quarter ended 31 March 2013.
2
WESTONARIA 8 May 2013: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) is pleased to provide a trading statement and operating update for the March 2013 quarter and a group strategic update. Full ﬁnancial and operating results will be provided on a 6 monthly basis.
UPDATED TRADING STATEMENT
Further to the trading statement released on Friday, 3 May 2013, shareholders are advised that a reasonable degree of certainty exists, in the ordinary course of business, that earnings per share and headline earnings per share for the six months ended 30 June 2013 will be at least 127 cents per share, based on 566.4 million ordinary shares, being the weighted average number of ordinary shares in issue during the six months ended 30 June
2013. Based on the total number of ordinary shares in issue at the date of this report of 732.8 million, the earnings per share and headline earnings per share for the six months ended 30 June 2013 will be at least 98 cents per share. A further announcement will be released once a more deﬁnitive range can be given. The trading statement is based on a gold price of R415,000 per kilogram from 30 April 2013 until 30 June 2013. The ﬁnancial information on which the trading statement has been based on, has not been reviewed or reported on by the
Company’s auditors.
MARCH 2013 QUARTER SALIENT FEATURES:
• A 121% quarter-on-quarter increase in operating proﬁt to R1,518 million (US$171 million).
• Free cash generation of R590 million (US$66 million) during the quarter.
• A 36 per cent quarter-on-quarter gold production increase to 9,312 kilograms (299,400 ounces).
• A 22 per cent quarter-on-quarter reduction in notional cash expenditure (NCE) to R381,347 per kilogram
  (US$1,334 per ounce).
• Net debt of R2.8 billion (US$304 million) as at 30 April 2013.
• A 327% increase in available cash from 31 December 2012 to R1.2 billion (US$130 million)on 30 April 2013.
• Excellent safety performance with the group now in line with United States underground fatality rates.
• Good progress made with implementation of the group business process re-engineering (BPR) initiatives.
South African Rand
Key statistics
United States Dollars
Quarter
Quarter
March
2012
December
2012
March
2013
March
2013
December
2012
March
2012
10,227
6,831
9,312
kg
Gold produced
oz (000)
299
220
329
256,956
373,093
306,594
R/kg
Total cash cost
US$/oz
1,073
1,338
1,027
319,429
490,265
381,347
R/kg
Notional cash
expenditure
US$/oz
1,334
1,759
1,277
3,503
2,349
3,006
000 tons
Ore milled
000 tons
3,006
2,349
3,503
743
1,103
952
R/ton   Operating costs US$/ton
107
127
96
1,680
686
1,518
Rm   Operating proﬁt US$m
171
72
189
39
21
35
%
Operating
margin
%
35
21
39
24
(2)
19
%
NCE margin
%
19
(2)
24

Sibanye Gold Trading Statement and Operating Update
2013 March Quarter
STATEMENT BY NEAL FRONEMAN,
CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD:
“I am pleased to present an operating update for Sibanye Gold for the Quarter ended 31 March 2013, the ﬁrst quarter these assets (Kloof, Driefontein and Beatrix) have operated independently as Sibanye Gold.
Even in a seasonally difﬁcult quarter, which was impacted by signiﬁcant, unanticipated operational disruptions,
Sibanye Gold was able to generate R1,518 million (US$171 million) in operating proﬁt and free cashﬂow of R590 million
(US$66 million). Kloof and Driefontein, which will in future be separately reported, continued to improve through the quarter, with Driefontein in particular recovering strongly from the strikes and ﬁre at its Ya Rona shaft in 2012. Between them,
Kloof and Driefontein were responsible for 89 per cent of Group operating proﬁt. During the quarter under review,
Beatrix has been negatively affected by the underground ﬁre at the Beatrix West Section and operational challenges at the Beatrix North Section.
The above results were achieved at an average received gold price during the quarter of R470,157 per kilogram
(US$1,645 per ounce at an exchange rate of R8.89 per US dollar). Despite limited implementation during this quarter of the BPR initiatives described below, notional cash expenditure (NCE) of R381,347 per kilogram
(US$1,334 per ounce), was achieved. Through the BPR the group is targeting signiﬁcant cost reductions over the next two years. The BPR together with the high quality nature of the resource base, should result in the group having improved ﬂexibility.
On 26 March 2013, the Company announced the early repayment of R570 million in debt, reducing its gross debt to R4 billion and its net debt to R3.6 billion. By 30 April 2013, cash and equivalents had risen to R1.2 billion
(US$130 million) and net debt had reduced further to R2,8 billion (US$304 million).
As previously announced, the 2013 business plan assumed a gold price of R400,000 per kilogram and as is evident from the March 2013 quarter, Sibanye Gold remains signiﬁcantly cash ﬂow positive even at current gold prices.
Safety a priority
The health and safety strategy is under pinned by the pillars of Culture (hearts and minds), Stakeholder alignment and engagement, Wellbeing, Engineering out the Risk and Compliance. Sibanye Gold believes that all accidents are preventable and aims to achieve continual safety improvement by aligning beliefs and behaviours with our values, including the goal of zero harm. All stakeholders are in included in a structured safety programme and the DMR and government are continually engaged to ensure they understand and support the safety strategy.
Wellbeing is achieved by ensuring workers are healthy, live decently in a safe environment and are nourished.
Key risk areas are identiﬁed and prioritised on a continuous basis and correct procedures and technical solutions are implemented. Overall compliance to standards and procedures by employees are measured through workplace audits, which form an integral part of bonus schemes for all production personnel.
The safety performance of the group has continued to improve and the fatal injury frequency rate for the
Group improved by 69 per cent from 0.16 the previous quarter to 0.05 during the March 2013 quarter. The March
2013 quarter fatal injury frequency rate is in line with the 2012 United States underground mining industry fatal injury frequency rate average, which is particularly notable, considering that Sibanye Gold is a labour intensive business, operating at depths of over 3,000 metres.
Driefontein and Kloof reported zero fatalities during the March quarter, and together, achieved an outstanding two million fatality free shifts (FFS) on 2 April 2013. Kloof (previously KDC East) underground section set a new record by achieving the milestones of 4 million underground FFS and 18 months without any underground fatalities. Sibanye Gold as a group, had also achieved 1.5 million FFS before the regrettable fatal accident at
Beatrix on 4 April.
The lost day injury frequency rate (LDIFR) also improved, declining from 6.90 in 2012 to 6.06 in the March quarter.
Sibanye Gold management will maintain its focus in this area in order to reduce the LDIFR further.
Sibanye Gold will continue to pursue its goal of zero harm at its operations. That said, we believe that the health and safety gains achieved in recent years bode well for improved relationships with our regulators and signiﬁcant improvements in productivity.

Sibanye Gold Trading Statement and Operating Update
2013 March Quarter

Operating Performance
The quarter under review presented some signiﬁcant operating challenges.
The underground ﬁre at Beatrix West Section which began on 19 February 2013 resulted in the loss of approximately
100 kilograms (3,215 ounces) of production. The area affected by the ﬁre remains closed and as a result the production at this shaft is some 61 kilograms (1,961 ounces) of gold per month less than planned. The future viability of this shaft is in doubt and the Company has initiated a formal section 189 process to review alternatives to closure with the regulators and organized labour.
At Driefontein the power outage due to a lightning strike and subsequent transformer ﬁre at an ESKOM substation on 13 March 2013, resulted in some 295 kilograms (9,484 ounces) of production losses.
Despite these disruptions, and the slow start up in January post the Christmas break, total production increased by 36 per cent from 6,831 kilograms (220,000 ounces) in the December 2012 quarter to 9,312 kilograms (299,400 ounces) in the March 2013 quarter. Production trends over the quarter are positive, with notable improvements at Kloof and Driefontein. Beatrix remains a concern, with the operation as a whole being negatively impacted by high costs, low ﬂexibility and lower than planned underground grades. These issues are receiving appropriate attention and it is estimated that it will take three quarters to rectify the current underperformance
Development rates (and hence ore reserve development costs) have risen as the company is now preparing to arrest the historical and inherited declining production proﬁles.
Business process re-engineering
Since the listing of Sibanye Gold, the company has made signiﬁcant progress in reviewing every aspect of the business. The initial focus has been on reducing costs. Lower costs will lower the paylimits (the grade at which the ore body can be mined without proﬁt or loss i.e. at break-even). Lower paylimits should enable the conversion of measured resources, which are pre-developed in many cases, into reserves. This should enhance operational ﬂexibility and hence either extend the Life of Mine (LoM) or increase current production proﬁles.
Lower paylimits could also enable the economic extraction of secondary reef packages which were to a large extent ignored in the past, when the focus was on higher grade opportunities. The potential of mining these reef packages is currently being assessed.
Costs have been reduced and organizational effectiveness improved by merging regional and corporate ofﬁce structures and ﬂattening operational management layers. Shared services divisions are now being rightsized and streamlined and the Group is in the process of rolling out the new management operating model. We believe this is the ﬁrst step in reducing costs and improving the organizational effectiveness of the underground operations. Operational focus has been improved with the appointment of senior managers for each of the operations of Kloof, Driefontein and Beatrix. The operational beneﬁts of these initiatives should ﬂow through during the June quarter with the cost beneﬁts being visible from the September quarter onwards.
Sibanye Gold will communicate appropriately as the cost reductions and the productivity beneﬁts have been fully quantiﬁed.
Wage negotiations
The upcoming wage negotiations with organised labour are set to begin at the end of May 2013. The increased proﬁle of the Association of Mineworkers and Construction Union (AMCU) in the last year adds a new dimension to the negotiations and at this stage, it remains uncertain how the wage negotiation process will proceed. Management is acutely aware of the heightened risks of strike activity, and as such has developed comprehensive strike plans to minimise the impact of any potential strikes.

Sibanye Gold Trading Statement and Operating Update
2013 March Quarter
Outlook
With the expected increase in organizational effectiveness, group production for the June 2013 quarter is forecast to increase by 14 per cent to approximately 10,600 kilograms (340,000 ounces). As a result of the increase in production and ongoing cost reduction initiatives, total cash cost and NCE are expected to be 5 per cent lower than the March 2013 quarter, at approximately R290,000 per kilogram (US$975 per ounce) and
R360,000 per kilogram (US$1,220 per ounce) respectively.
Annual production is forecast at approximately 40,000 kilograms (1.29 million ounces) with average NCE for the period of approximately R380,000 per kilogram.”
8 May 2013
N. Froneman
Chief Executive Ofﬁcer
REVIEW OF OPERATIONS
Quarter ended 31 March 2013 compared with quarter ended 31 December 2012
Driefontein
March 2013
December 2012
Ore milled
- 000 tons
1,165
899
Gold produced
- 000’oz
126.6
72.8
- kg
3,938
2,263
Yield - underground
- g/t
6.6
5.4
- combined
- g/t
3.4
2.5
Total cash cost
- R/kg
296,039
443,217
- US$/oz
1,036
1,590
Notional cash expenditure - R/kg
354,850
543,615
- US$/oz
1,242
1,950
NCE margin
- %
24
(13)
Gold production increased by 74 per cent from 2,263 kilograms (72,800 ounces) in the December quarter to
3,938 kilograms (126,600 ounces) in the March quarter. This increase was primarily due to a normalisation of production, following the illegal industrial action from 10 September to 21 October 2012 and resumption of production at the Ya Rona shaft post the ﬁre.
Underground ore milled increased from 352,000 tons in the December quarter 524,000 tons in the March quarter.
The underground yield increased from 5.4 grams per ton (due to low grade clean-up during the illegal strike)
to 6.6 grams per ton. Surface throughput increased from 547,000 tons to 641,000 tons and the surface yield increased from 0.7 grams per ton to 0.8 grams per ton.
Operating proﬁt increased from R56 million (US$7 million) to R683 million (US$77 million) due to the increase in production.

Sibanye Gold Trading Statement and Operating Update
2013 March Quarter

Operating costs were 13 per cent higher at R1,166 million (US$131 million) from R1,029 million (US$119 million) in the December 2012 quarter. This increase was due to higher wages and stores and electricity costs normalising, as production recovered after the illegal strike in the previous quarter. Total cash cost for the quarter decreased from R443,217 per kilogram (US$1,590 per ounce) in the December quarter to R296,039 per kilogram (US$1,036 per ounce) in the March quarter.
Main development increased by 102 per cent from 2,087 metres to 4,216 metres and on-reef development increased by 197 per cent from 403 metres to 1,199 metres. The average development value increased from
1,077 centimetre grams per ton to 1,211 centimetre grams per ton.
Capital expenditure increased from R202 million (US$23 million) to R231 million (US$26 million) mainly due to an increase in ore reserve development.
Notional cash expenditure decreased from R543,615 per kilogram (US$1,950 per ounce) to R354,850 per kilogram
(US$1,242 per ounce) as a result of the improved production, partly offset by increased operating costs and capital expenditure. The NCE margin increased from a negative 13 per cent to a positive 24 per cent.
Kloof
March 2013
December 2012
Ore milled
- 000 tons
989
843
Gold produced
- 000’oz
113.1
94.5
- kg
3,517
2,940
Yield - underground
- g/t
7.2
6.7
- combined
- g/t
3.6
3.5
Total cash cost
- R/kg
283,964
318,946
- US$/oz
994
1,144
Notional cash expenditure            - R/kg
367,927
452,823
- US$/oz
1,287
1,625
NCE margin
- %
22
6
Gold production increased by 20 per cent from 2,940 kilograms (94,500 ounces ) in the December quarter to
3,517 kilograms (113,100 ounces) in the March quarter. This increase was due to a normalisation of production, following the lower production in the December quarter because of the illegal industrial action from 30 August to 5 September 2012 and again from the 13 October to 5 November 2012.
Underground ore milled increased from 383,000 tons in the December quarter to 438,000 tons in the March quarter. The underground yield increased from 6.7 grams per ton to 7.2 grams per ton. Surface production increased from 460,000 million tons to 551,000 million tons and the surface yield decreased marginally to 0.7 grams per ton.
Operating proﬁt increased from R470 million (US$54 million) to R662 million (US$74 million) due to the increase in production.
Operating costs increased by 5 per cent from R943 million (US$109 million) to R992 million (US$112 million). This increase was again due to an increase in labour and stores costs normalising after the illegal strike in the previous quarter. Total cash cost for the quarter decreased from R318,946 per kilogram (US$1,144 per ounce) in the
December quarter to R283,964 per kilogram (US$994 per ounce) in the March quarter.
Main development increased by 71 per cent from 2,766 metres to 4,722 metres and on-reef development increased by 129 per cent from 367 metres to 841 metres. The average development value decreased from
2,061 centimetre grams per ton to 1,799 centimetre grams per ton.
Capital expenditure decreased from R388 million (US$45 million) to R302 million (US$34 million) mainly due to the timing of expenditure on growth and social and labour plan projects.
Notional cash expenditure decreased from R452,823 per kilogram (US$1,625 per ounce) to R367,927 per kilogram
(US$1,287 per ounce) as a result of the improved production and lower capital expenditure. partly offset by the increase in operating costs. The NCE margin increased from 6 per cent to 22 per cent.

Sibanye Gold Trading Statement and Operating Update
2013 March Quarter
Beatrix
March 2013
December 2012
Tons milled
- 000 tons
852
607
Gold produced
- 000’oz
59.7
52.3
- kg
1,857
1,627
Yield - underground
- g/t
4.1
3.6
- combined
- g/t
2.2
2.7
Total cash cost
- R/kg
371,804
373,610
- US$/oz
1,301
1,338
Notional cash expenditure            - R/kg
458,354
481,658
- US$/oz
1,604
1,728
NCE margin
- %
3
-1
The recovery in gold production from the Beatrix operations was limited by the impact of the ﬁre at West Section, which resulted in the loss of 100 kilograms (3,215 ounces) during the quarter. Total gold produced increased by 14 per cent from 1,627 kilograms (52,300 ounces) in the December 2012 quarter to 1,857 kilograms (59,700 ounces)
in the March 2013 quarter. This was as a result of a recovery from the illegal strike activity in the December 2013 quarter. The underground yield increased from 3.6 to 4.1 grams per ton due to higher underground grade and a decrease in stoping width.
Underground tons milled remained fairly constant at 431,000 tons. Underground tons were supplemented by surface material which increased from 171,000 tons to 421,000 tons. Surface yield remained unchanged at 0.3 grams per ton.
Operating proﬁt increased from R159 million (US$18 million) in the December quarter to R173 million (US$20 million) in the March quarter due to the increased gold production.
Operating costs increased by 13 per cent from R619 million (US$71 million) to R702 million (US$79 million). Costs in the December 2012 quarter beneﬁted from variable cost savings resulting from lower production during the illegal strike in the previous quarter. As a result of the increased production in the March 2013 quarter, total cash cost decreased from R373,610 per kilogram (US$1,338 per ounce) to R371,836 per kilogram (US$1,301 per ounce).
Main development increased from 3,863 metres in the December quarter to 3,993 metres in the March quarter.
On-reef development decreased from 861 metres to 610 metres as a result of the ﬁre at the West Section and safety related stoppages at the North Section. The weighted average value of the main reef development increased from 1,067 centimetre grams per ton to 1,143 centimetre grams per ton.
Capital expenditure of R150 million (US$17 million was 9 per cent lower than in the December 2012 quarter, with the majority being spent on infrastructure upgrades and ore reserve development.
As a result, notional cash expenditure decreased from R481,659 per kilogram (US$1,728 per ounce) to R458,354 per kilogram (US$1,604 per ounce) and the NCE margin increased from a negative 1 per cent to a positive 3 per cent.
The underground ﬁre has had a signiﬁcant impact on the proﬁtability of Beatrix West Section, which continues to lose 61 kilograms of gold per month (1,962 ounces) from the ﬁre affected area and has threatened the commercial viability of the mine. As a result, Sibanye Gold has entered into a period of consultation with affected stakeholders in terms of Section 189 of the Labour Relations Act, in order to explore the options available to it.
Stakeholder will be kept informed of the progress during this period of consultation.

Sibanye Gold Trading Statement and Operating Update
2013 March Quarter

DEVELOPMENT RESULTS
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves.
All ﬁgures below exclude shaft sinking metres, which are reported separately where appropriate.
Driefontein
March 2013 quarter
December 2012 quarter
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main
VCR
Advanced
(m)
2,813
754
649
1,347
402
338
Advanced on reef
(m)
665
300
234
285
113
5
Sampled
(m)
498
222
144
246
120
54
Channel width
(cm)
79
49
60
86
57
68
Average value
(g/t)
15.1
16.6
28.7
14.0
15.3
18.5
(cm.g/t)
1,187
810
1,723
1,207
870
1,254
Kloof
March 2013 quarter
December 2012 quarter
Reef
Kloof
Main Libanon
VCR
Kloof
Main Libanon
VCR
Advanced
(m)
169
865
7
3,681
55
559
30
2,123
Advanced on reef
(m)
67
204
7
563
2
107
30
228
Sampled
(m)
45
225
3
339
2
120
15
228
Channel width
(cm)
136
107
104
120
126
90
118
134
Average value
(g/t)
2.6
7.4
7.0
20.6
3.7
16.8
2.7
18.9
(cm.g/t)
350
795
728
2,464
466
1,518
322
2,527
Beatrix
March 2013 quarter
December 2012 quarter
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced
(m)
3,263
730
2,980
884
Advanced on reef
(m)
435
175
715
142
Sampled
(m)
525
126
651
195
Channel width
(cm)
159
70
141
90
Average value
(g/t)
7.6
12.9
5.6
22.1
(cm.g/t)
1,201
898
791
1,985

Sibanye Gold Trading Statement and Operating Update
2013 March Quarter
ADMINISTRATION AND CORPORATE INFORMATION
Investor Enquiries
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9600
james.wellsted@sibanyegold.co.za
Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za
Registered Ofﬁce
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa
Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
Sibanye Gold Limited
Incorporated in the Republic of
South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951
Listings
JSE : SGL
NYSE : SBGL
Website
www.sibanyegold.co.za
Directors:
Matthews Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Susan van der Merwe*
Jerry Vilakazi*
Cain Farrel (Company Secretary)
*Non-Executive
Ofﬁce of the United Kingdom
Secretaries
London
St James’s Corporate Services
Limited
6 St James’s Place
London
SW1A 1NP
United Kingdom
Tel: +44 20 7499 3916
Fax: +44 20 7491 1989
American Depository Receipts
Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
Transfer Secretaries
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel:
+44871 664 0300
[calls cost
10p a minute plus network
extras, lines are open 8.30am –
5pm Mon-Fri] or [from overseas]
+44 20 8639 3399
Fax:     +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

Sibanye Gold Trading Statement and Operating Update
2013 March Quarter

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa and elsewhere; the ability to achieve anticipated efﬁciencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions;
availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inﬂation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.
The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reﬂect events or circumstances after the date of this document or to reﬂect the occurrence of unanticipated events.

www.sibanyegold.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 8, 2013
By:
/s/ Charl Keyter
Name: Charl Keyter
Title:     Chief Financial Officer